UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 1, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 1, 2022, regarding the claims of IMTIS Holdings S.à.r.l.

Istanbul, March 1, 2022

Announcement Regarding the Claims of IMTIS Holdings S.à.r.l

IMTIS Holdings S.à.r.l (“IMTIS”), a shareholder of our Company, having sent letters to our Company, making public disclosures and engaging in media communications following the meeting held at our Company on October 15, 2021, raised several claims in relation to financial, operational and corporate governance issues, which were speculative and contradictory, and which do not reflect the truth and could potentially mislead other investors. Since the beginning of this process, our Company’s management team has repeatedly communicated to IMTIS that they would be available for a meeting to discuss their respective claims in accordance with the regulations, which our Company is subject to, but has not received a positive response. Most recently, our management team reiterated its meeting request.

Our responses to the claims of IMTIS are summarized below and, thus, are shared with our shareholders.

1)	Misleading statements regarding the content of the Proxy Advisors’ reports

IMTIS presented the statements in reports of proxy advisor firms, which advise to the proxy voters, in a certain way that may be misleading. Although the respective firms, as part of their reports regarding the General Assembly dated April 15, 2021, commented only that board of director candidates were not announced in a timely manner, IMTIS misconstrued this to create an impression of total weakness in the entire corporate governance processes of Turkcell. Furthermore, although advisors explicitly acknowledged that 50% of Turkcell’s board members were independent in respective period as specified in one of the reports, IMTIS claimed that the publisher of the report had concerns regarding the independent Board members and used these reports to further its agenda and mislead public.

2)	Misleading statements regarding the opinions of other shareholders

IMTIS, in its letter dated October 28, 2021 and other subsequent communications, presents itself as a representative of other shareholders, yet provides no evidence proving thereof. Having pointed out the 83 institutional investors, who voted against the election of the board members at the Turkcell General Assembly held in 2021, IMTIS claimed that Turkcell’s investors were also worried in a similar fashion to them. While ignoring that Turkcell has more than 500 institutional investors, IMTIS claimed that the decision of those, who voted against, was also shared by all other investors overlooking investors, who voted affirmatively. The most notable contradiction is that IMTIS, having voted affirmatively in election of board members during the General Assembly meeting dated April 15, 2021, changed its position within a mere 6-month period without any valid grounds. Furthermore, IMTIS failed to provide any reasoning or evidence to support its claims that investors have lost faith in Turkcell’s future. It should also be highlighted that IMTIS delivers baseless statements through accusatory communication language in its letters.

3)	Misleading statements regarding the process

Turkcell Board of Directors and management team have devoted extensive time and resources to respond to the negative campaign initiated by IMTIS on October 15, 2021. Our Company’s Board of Directors responded to IMTIS’ letter dated October 28, 2021 on November 12, 2021. In that response, our disagreement with such claims were expressed and management team was addressed to share information regarding the Company’s performance. However, IMTIS ignored this response and refused to meet with the management team, and publicly announced all written communications between the parties on November 15 and 16, 2021 through filings and announcements made with U.S. Securities and Exchange Commission and Capital Markets Board of Turkey. The proposal of Turkcell’s Chief Executive Officer to have a meeting regarding the claims with IMTIS at their availability was also refused. IMTIS has not held any other meetings with the Turkcell management team during such period. As a result, Turkcell management team has always acted in a constructive, cooperative and effective manner throughout the process and will continue to do so.

4)	Misleading statements of IMTIS in relation to financial and operational performance

Having carefully reviewed claims of IMTIS on operational and financial performance, we see that they reach inaccurate conclusions as they ignore various structural factors when comparing Turkcell with other competitors. Turkcell’s operational profitability and free cash flow are being compared to telecom companies in other countries, which have different tax regime, regulation, demographics and competitive environment. In the respective comparisons, IMTIS ignore that Turkcell has a revenue composition, where mobile services have a higher contribution, and on those services Turkcell is obliged to pay 15% treasury share and 5% frequency usage fee (these items directly impact operational profitability as they are reported under cost of sales). Furthermore, a comparison between Turkcell and another operator in Turkey is also misleading particularly taking 1% treasury share in fixed telecom services into consideration. Through ignoring these factors, they failed to provide a fair and accurate perspective to Turkcell shareholders and potential investors.

It is seen that IMTIS compared Turkcell’s various financial and operational metrics including its subscriber market share and share performance over a specific time period in a potentially misleading manner and therefore reached one-sided and subjective conclusions in general. We deem Turkcell’s net subscriber addition performance of 3.7 million in the last two years as a reflection of the successful execution of the right strategy.

IMTIS claims that Turkcell’s asset monetization strategy has been stalled despite “a robust market environment”. Asset monetization has been an agenda item for us since 2019 when they were also represented at our Board of Directors. Since then, the world has gone through an unprecedented period due to COVID-19 pandemic. Additionally, there has been a volatile market environment, which has pressured company valuations in our country. In summary, contrary to IMTIS’ claims, there has not been “a robust market environment”. As Turkcell, we monitor macro developments and market conditions on a continuous basis in order to act in the best interest of our shareholders. Accordingly, we would like to state that we mandated an international bank in November 2021 for a partial stake sale process regarding our payment services company, which operates under the Paycell brand and that we evaluate different strategic options for Superonline. We aim to take actions in a way to realize the full potential of our assets. Meanwhile, IMTIS used valuation methods, which do not have a clear basis, and are incomparable to our assets, and made certain stake sale assumptions, which are not based on a solid foundation or information, and made those public. While such an approach will not aid Turkcell investors and other investors, who might be interested in those assets, to make healthy decisions, it may also result in expectations, which do not have an objective basis.

By associating its observations in relation to our international assets with the current Board of Directors, IMTIS ignores the fact that investments into those companies have been ongoing over the course of many years including those when they were also at the Board of Company. Additionally, these observations completely ignore the successful performance of lifecell, our largest international subsidiary, improving in the last two years.

IMTIS’ expectation of USD based dividends is not reasonable or realistic considering the reality of currency risk for a company operating in Turkey, an emerging market. As reflected by examples of other peers in the past, USD based dividend commitment may expose our Company to a significant currency risk and increase its sensitivity to currency rates.

Lastly, as also stated in several analyst reports, it is seen that IMTIS’s potential actions in equity markets, have been a pressurizing factor on Turkcell’s share performance over the last years. Taking this into consideration, evaluation of share performance over a specific period, which has been intentionally picked out by IMTIS, results in misleading conclusions.

In accordance with the regulations applicable to our Company, we will continue our open and transparent communications with all our investors over respective platforms.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 1, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 1, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer